

March 30, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Common Shares of Beneficial Interest, $.01 par value per share, of Innovator MSCI Emerging Markets Power Buffer ETF™ – April, a series of the Innovator ETFs Trust under the Exchange Act of 1934.

Sincerely,

